SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dominion Diamond Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

41587B100
(CUSIP Number)

Oberndorf Enterprises LLC
505 Sansome Street, Suite 1950
San Francisco, California 94111
(415) 500-6900

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON
William and Susan Oberndorf Trust, dated 10/19/98
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,341,006 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,341,006 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,341,006 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%
14	TYPE OF REPORTING PERSON
OO

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

CUSIP No. 41587B100

1	NAME OF REPORTING PERSON
Oberndorf Family Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
720,594 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
720,594 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
720,594 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%
14	TYPE OF REPORTING PERSON
PN

(1)	Power is exercised through its sole general partner, William E. Oberndorf.

CUSIP No. 41587B100
1	NAME OF REPORTING PERSON
William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
770,099 (1)
	8	SHARED VOTING POWER
3,472,502 (2)
	9	SOLE DISPOSITIVE POWER
770,099 (1)
	10	SHARED DISPOSITIVE POWER
3,472,502 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,242,601 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14	TYPE OF REPORTING PERSON
IN

(1)
720,594 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, 29,073 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as trustee for the Peter Oberndorf Irrevocable Trust, dated 6/30/89, and 20,432 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as trustee for the William E. Oberndorf Irrevocable Trust, dated 6/30/89.

(2)
3,341,006 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/19/98, 1,296 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as an authorized signatory for the account of Caroline G. Oberndorf, 111,650 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust 2, dated 10/15/98 and 18,550 shares may be deemed beneficially owned by Mr. Oberndorf solely in his capacity as an authorized signatory for the account of Betty Jane Weimer.

CUSIP No. 41587B100
1	NAME OF REPORTING PERSON
Caroline G. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,296 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,296 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,296 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%
14	TYPE OF REPORTING PERSON
IN

(1)	William E. Oberndorf is an authorized signatory for the account of Caroline G. Oberndorf.

Page 6 of 16 pages

CUSIP No. 41587B100
1	NAME OF REPORTING PERSON
Peter Oberndorf Irrevocable Trust, dated 6/30/89
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,073 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
29,073 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,073 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03%
14	TYPE OF REPORTING PERSON
OO

(1)	Power is exercised through its trustee, William E. Oberndorf.

CUSIP No. 41587B100
1	NAME OF REPORTING PERSON
William E. Oberndorf Irrevocable Trust, dated 6/30/89
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,432 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
20,432 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,432 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
14	TYPE OF REPORTING PERSON
OO

(1)	Power is exercised through its trustee, William E. Oberndorf.

CUSIP No. 41587B100
1	NAME OF REPORTING PERSON
William and Susan Oberndorf Trust 2, dated 10/15/98
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
111,650 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
111,650 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
111,650 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14	TYPE OF REPORTING PERSON
OO

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan Oberndorf.

CUSIP No. 41587B100
1	NAME OF REPORTING PERSON
Betty Jane Weimer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
18,550 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
18,550 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,550 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%
14	TYPE OF REPORTING PERSON
IN

(1)	William E. Oberndorf is an authorized signatory for the account of Betty Jane Weimer.

ITEM 1.	Security and Issuer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 29, 2012, as amended on October 9, 2012 and November 20, 2012 (the “Statement”), by the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), Oberndorf Family Partners, a California partnership (“OFP”), William E. Oberndorf (“WEO”), Caroline G. Oberndorf (“CGO”), Peter Oberndorf Irrevocable Trust, dated 6/30/89 (“Peter Oberndorf Trust”), the William E. Oberndorf Irrevocable Trust, dated 6/30/89 (“Oberndorf Irrevocable Trust ”), the William and Susan Oberndorf Trust 2, dated 10/15/98 (“Oberndorf Trust 2”) and Betty Jane Weimer (“BJW”) related to the Common Shares (the “Shares”) of Dominion Diamond Corporation (f/k/a Harry Winston Diamond Corporation) (the “Issuer”), a corporation organized under the federal laws of Canada.  The principal executive offices of the Issuer are located at P.O. Box 4569, Station A, Toronto, Ontario, Canada M5W 4T9. Oberndorf Trust, OFP, WEO, CGO, Peter Oberndorf Trust, Oberndorf Irrevocable Trust, Oberndorf Trust 2 and BJW are sometimes hereinafter referred to as the “Reporting Persons”.  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 4.	Purpose of Transaction

The Oberndorf Trust disposed of a portion of the Shares that it beneficially owned in the ordinary course of its business of purchasing, selling, trading and investing in securities.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Percentage interest calculations for each Reporting Person are based upon the Issuer having 84,883,031 total outstanding Shares as reported on the Issuer’s Form 40-F filed with the Securities and Exchange Commission on April 29, 2013.

Oberndorf Trust

The aggregate number of Shares that Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,341,006 Shares, which constitutes approximately 3.9% of the outstanding Shares.

OFP

The aggregate number of Shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 720,594 Shares, which constitutes approximately 0.8% of the outstanding Shares.

WEO

Because of his positions as a trustee of the Oberndorf Trust, sole general partner of OFP, authorized signatory for the account of CGO, trustee of the Peter Oberndorf Trust, trustee of the Oberndorf Irrevocable Trust, trustee of the Orberndorf Trust 2 and authorized signatory for the account of BJW, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,242,601 Shares in the aggregate, which constitutes approximately 4.9% of the outstanding Shares.

CGO

The aggregate number of Shares that CGO owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,296 Shares, which constitutes less than 0.01% of the outstanding Shares.

Peter Oberndorf Trust

The aggregate number of Shares that Peter Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 29,073 Shares, which constitutes approximately 0.03% of the outstanding Shares.

Oberndorf Irrevocable Trust

The aggregate number of Shares that Oberndorf Irrevocable Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 20,432 Shares, which constitutes approximately 0.02% of the outstanding Shares.

Oberndorf Trust 2

The aggregate number of Shares that Oberndorf Trust 2 owns beneficially, pursuant to Rule 13d-3 of the Act, is 111,650 Shares, which constitutes approximately 0.1% of the outstanding Shares.

BJW

The aggregate number of Shares that BJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,550 Shares, which constitutes less than 0.01% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the Reporting Persons is the beneficial owner of any Shares.

(b)

Oberndorf Trust

Acting through its trustees, Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,341,006 Shares in the aggregate.

OFP

Acting through its sole general partner, OFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 720,594 Shares.

WEO

WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,341,006 Shares held in the Oberndorf Trust, 1,296 Shares held by CGO, 111,650 Shares held by Oberndorf Trust 2 and 18,550 Shares held by BJW.  Because of his position as the sole general partner of OFP, the Trustee of the Peter Oberndorf Trust and the Trustee of the Oberndorf Irrevocable Trust, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 720,594 Shares held by OFP, 29,073 Shares held in the Peter Oberndorf Trust and 20,432 Shares held in the Oberndorf Irrevocable Trust.

CGO

CGO has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,296 Shares held by CGO.

Peter Oberndorf Trust

Acting through its trustee, Peter Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 29,073 Shares in the aggregate.

Oberndorf Irrevocable Trust

Acting through its trustee, Oberndorf Irrevocable Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,432 Shares in the aggregate.

Oberndorf Trust 2

Acting through its trustees, Oberndorf Trust 2 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 111,650 Shares in the aggregate.

BJW

BJW has the shared power to vote or direct the vote and to dispose or to direct the disposition of 18,550 shares held by BJW.

(c)           Within the past 60 days of the date of this statement, the Oberndorf Trust disposed of Shares through open market purchases on the New York Stock Exchange as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d)           Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)           As of May 9, 2013, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 10, 2013	By:	/s/ Krista Rosen

Attorney-in-Fact for:

William and Susan Oberndorf Trust, dated 10/19/98 (1)
Oberndorf Family Partners (1)
William E. Oberndorf (1)
Caroline G. Oberndorf (1)
Peter Oberndorf Irrevocable Trust, dated 6/30/89 (1)
William E. Oberndorf Irrevocable Trust, dated 6/30/89 (1)
William and Susan Oberndorf Trust 2, dated 10/15/98 (1)
Betty Jane Weimer (1)

(1) A Power of Attorney authorizing Krista Rosen to act on behalf of this person or entity was previously filed.

SCHEDULE I

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share(1)	Where/How Transaction Effected
William and Susan Oberndorf Trust, dated 10/19/98	5/7/13	Sale	45,700	$16.0474(2)	Open Market/Broker
William and Susan Oberndorf Trust, dated 10/19/98	5/8/13	Sale	81,645	$16.0094(3)	Open Market/Broker
William and Susan Oberndorf Trust, dated 10/19/98	5/8/13	Sale	55	$17.9600	Open Market/Broker
William and Susan Oberndorf Trust, dated 10/19/98	5/9/13	Sale	60,000	$16.0591(4)	Open Market/Broker

(1) The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price for transactions reported in the aggregate below.

(2) The range of prices per share for transactions effected on this day is $16.00 to $16.36.

(3) The range of prices per share for transactions effected on this day is $15.98 to $16.07.

(4) The range of prices per share for transactions effected on this day is $16.00 to $16.15.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)